Exhibit 4.24
Summary of a Letter Agreement to the Company’s Headquarters Lease Agreement

This summary outlines the main terms and provisions of a letter agreement, dated April 7, 2026 (“Letter Agreement”), to the original lease agreement, dated August 23, 2020, between REE Automotive Ltd. (the “Company”) and Kibbutz Glil Yam Co-operative Society (the “Lessor”), which is drafted and signed in Hebrew (the “Lease Agreement”).

The Letter Agreement describes the arrangement in connection with a grant by the Company of a right of use to a third party of approximately 1,100 square meters (the “Relevant Area”) of its principal offices in Kibbutz Glil Yam.

1.Vacating of Relevant Area: As of the commencement of the third party’s use (the “Commencement Date”), the Company shall vacate the Relevant Area of all persons, while leaving existing furniture and installations in place.
2.Ongoing Obligations: As of the Commencement Date until termination of the Lease Agreement, the Company shall retain responsibility for the entire property, including the Relevant Area, in accordance with such Lease Agreement, subject to a reduction in applicable payments as set out therein. Notwithstanding the foregoing, the Company shall pay full usage fees for the Relevant Area for a limited initial period following the commencement of such use.
3.Third Party Payments: The third party shall pay usage fees and municipal taxes with respect to the Relevant Area directly to the Lessor. The third party shall reimburse the Company for 1/3 of the costs associated with utilities, including electricity and water costs, which shall be based on the Company’s average consumption for the three months preceding the Letter Agreement.
4.Areas: Certain portions of the Relevant Area may be designated for shared use between the Company and the third party, without affecting the Company’s payment obligations under the Lease Agreement. The Company also shall retain full and exclusive use of certain specified rooms in the Relevant Area.
5.Cooperation and Insurance: The Company shall cooperate in good faith with the third party to enable use of the Relevant Area and shall continue to insure the full property under its existing policy. The Company may include the third party as an additional insured, if applicable.
6.Lessor Undertaking: The Lessor shall use its best efforts to enter into an agreement with a third party for a right of use in the Relevant Area in accordance with the terms and conditions as described above.